MAIL STOP 3561

      February 24, 2006



Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
328 West 77th Street
New York, NY 10024

      Re:	Alpha Security Group Corporation
   Registration Statement on Form S-1
   File No. 333-127999
		Filed February 3, 2006


Dear Mr. Wasserman,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note the following language from Article Six of your Amended and Restated Certificate of Incorporation: "Paragraphs (A) through
(E) below shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any `Business Combination,` and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.
Risk Factors, page 9
2. We note your response to prior comment 13 that you base your belief on management`s experience in the noted industry. We continue to note that you have yet to engage in any activities related to a search for a business combination. Please revise to elaborate on this experience in the appropriate section. Was such experience with companies that are of equivalent size to 80 percent of the net proceeds held in trust? Did management`s experience involve having a pool of money and having no company under consideration, no research performed, no list of possible candidates, and beginning a search from scratch? Was the previous search of companies in your sector focus?
3. We note your response to prior comment 14. You responded that if the risks are separated they would dilute the disclosure. Risk factors should only disclose single risks that are material. Please refer to the Division of Corporation Finance`s Updated Staff Legal Bulletin 7A, which is located at http://www.sec.gov/interps/legal/cfslb7a.htm for your convenience and revise your disclosure accordingly.
4. We note your response to prior comment 16 and reissue the comment.
The ability to "compete effectively" exists in and outside of the security industry. Please revise to clarify how your industry is "highly competitive" in a way that different than other industries or revise your disclosure accordingly.
We note your response to prior comment 17 and reissue the comment. While it is different, the risk associated with retaining or obtaining personnel affects companies in and outside of your industry. Revise to discuss how the risk is specific to you.5.




Use of Proceeds, page 25
6. We reissue our prior comment 21 in its entirety. In addition to adding disclosure concerning the contingent commission in your use of proceeds section please also supplement your discussion in your underwriting section.

Management`s Discussion and Analysis, page 31
7. We reissue our prior comment 26 from our letter dated October
6,
2005.  If the company does not wish to relocate this information then
please advise us how this disclosure falls within Item 303. In addition, please be advised that the strictures of Item 401 of Regulation S-K, discussed in comment 32 to our prior letter would apply here as well. That is, if you present information outside the five year time period such additional information should be as complete as is required by Item 401. We may have further comment.
8. We note the additional disclosure that you believe that even if you were to make a deposit, you would continue to have enough proceeds to complete a business combination. Please revise to elaborate on management`s experience that would lead to this belief.
Was such experience with companies that are of equivalent size to
80
percent of the net proceeds held in trust? Did management`s experience involve having a pool of money and having no company under consideration, no research performed, no list of possible candidates, and beginning a search from scratch? Was the previous search of companies in your sector focus?

Proposed Business, page 33
9. Please confirm if the affirmative disclosure that you will only consider companies within the homeland securities and/or defense industries is a term of this offering that cannot be altered

Effecting a Business Combination, page 36
10. We note your disclosure on page 41 and elsewhere that your officers "will not be personally liable to pay debts and obligations to prospective target businesses if a business combination is not consummated ... or from claims from any parties other than vendors."
Please advise us of the purpose of this sentence. In particular, we are concerned that this may indemnify your officers beyond the scope of your Item 14 response. If necessary, please supplement your disclosure to address this comment.





Competition for Target Business, page 42
11. Please revise your disclosures, here and elsewhere as appropriate, to fully address the competition from other blank check companies. This disclosure should include, but is not limited to, the number of similar deals that have gone effective; the number of deals that have resulted in a merger or similar transaction; the number of offerings currently in registration; and, the approximate dollar value held in trust as a result of these deals for the most recent practicable date. Finally, please ensure that these disclosures, including those on page 42, are updated.
12. We note the additional disclosure that you believe you have an advantage because you provide an "exit strategy and liquidity." Please revise to define your use of the term "exit strategy" and explain what would result should you engage in a combination in which only your shares were used as consideration. Additionally, we reissue prior comment 31. Explain why the price you offer would be more "acceptable" than those offered by potential competitors. Have you had experience or knowledge of the prices of companies acquired by public shells, public companies, and private entities?
13. We note your response to prior comment 29. It is not clear how you are can be at a disadvantage and because competitors have "greater" human resources yet at the same time have an advantage because your human resources. We reissue the comment.

Management, page 46
14. We note your prior response to our comment 33. Please supplement
Mr. Wasserman`s biographical disclosure to include his affiliation with Pudgies Chicken, Inc., as well as any addition disclosures required by Item 401 - including, but not limited to, any related bankruptcy proceeding involving the Pudgies Chicken, Inc. or Mr. Wasserman. While you are correct that in most circumstances affiliations falling outside the five year time period would not require disclosure under Item 401 the staff is of the view that, when a company provides disclosures concerning management in excess of the five year time period it must provide any information required by
Item 401 for the extended time period. In this respect we note that you have voluntarily provided information regarding your management as far back as 1977.

Conflicts of Interest, page 50
15. We reissue our prior comment 34 with respect to excess expense reimbursements. In this regard, we are looking for more of a discussion about whether management would be authorizing expense reimbursements to itself prior to the consummation of a merger.


16. Please revise here to fully discuss the other entities management or special advisors owe preexisting fiduciary duties. Such disclosure is material to investors` understanding of the other obligations and the individuals who will determine the value of their investment in you.

Principal Stockholders, page 52
17. Please file a copy of the Rule 10b5-1 plan between Mr. Wasserman and his independent broker-dealer referenced on page 52. This comment is also applicable to Maxim Group LLC as it appears, from page 63, that they will also make warrant purchases.
18. Please advise if you will rely upon the Division of Market Regulation`s letter to Key Hospitality (October 12, 2005) pertaining to the arrangement of the warrant purchases by Steven Wasserman.

Certain Relationships and Related Transactions, page 54
19. In your response to comment 37 you indicate that "ASG is an entity formed simply to be paid the overhead fee of $7,500 per month" while elsewhere you disclose that management will not receive fees of any kind. Please reconcile these statements. In particular, please address who will be performing the general and administrative services provided by ASG and how they are compensated. Please supplement your disclosure as necessary. We may have further comment.

Financial Statements, page F-1
20. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(b) of Regulation S-X. Since it does not appear that the conditions in Rule 3-01(c) of Regulation S-X are met, audited financial statements for the year ended December 31, 2005 will be required in any amendment filed after February 14, 2006.

Note 5 - Commitments and Contingencies, page F-9
21. We note your response to prior comment 46. For equity instruments issued to non-employees, we believe that the contractual life should be used as the expected term assumption. Accordingly, please revise your disclosure to value the UPO using the five year contractual life disclosed on page 62 as the expected term assumption. Also, please revise MD&A to provide disclosures similar to those made in the financial statements regarding the valuation of the UPO. Lastly, please revise your disclosure to state that the UPO will not be issued if the proposed offering is not consummated.


22. Please file the UPO agreement as a material contract exhibit. We note that the exhibit index states that the agreement will be filed by amendment. Please note that we will need to review the filed UPO agreement before the registration statement can be declared effective.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Sam Schwartz
	Fax # 212-355-4608

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
February 24, 2006
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